

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 08, 2019

Carl C. Icahn
Chairman
Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

> **Re:** **Occidental Petroleum Corporation**
> **PREC14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on June 26, 2019 by Barberry Corp. et al.**
> **File No. 001-09210**

Dear Mr. Icahn,

We have reviewed the above-captioned filing, as well as the correspondence you sent dated July 3, 2019, and have the following additional comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Preliminary Proxy Statement filed on Schedule 14A

1. We recognize that the instant solicitation is not asking security holders to vote on any of the proposals delineated in the request solicitation statement, but noticed that the type of proposals that might be presented would implicate Rule 14a-4(a)(3) if introduced now. Given that only the Board is authorized to expand the number of directors on the Board, Proposal 1E is invalid unless Proposal 3 is first approved by the stockholders. Proposal 3 sets forth amendments to the By-laws which would allow a majority of stockholders to adopt a resolution to set the number of directors on the Board. Please reflect Proposal 1E to reflect its dependence upon the successful passage of Proposal 3, or advise.

2. Please revise the request solicitation statement to explain how nominees will be determined to actually become a director if more director nominees are elected pursuant to Proposals 2A–2D than existing directors are removed pursuant to Proposals 1A–1D (and either Proposal 1E or Proposal 3 is not approved), or advise us why no changes are necessary.

3. Please revise the description of Proposal 4 to remove the implication that the participants are seeking to mandate that the Board create a committee that will have its membership partially determined via a by-law provision given that such a mandate, if Proposal 4 were to be construed as such and passed, may be interpreted as impermissibly infringing upon the directors' substantive authority to manage the business and affairs of Occidental under Sections 141(a) and 141(c)(2) of the DGCL, or advise.

4. Please revise the description of Proposal 5 to direct security holders to the exact location(s) within Exhibit D that are the subject of the proposed change should a Record Date be fixed. At present, no changes appear to have been made to the text of Article III, Section 3 in Exhibit D, which exhibit appears to be using a since superseded edition of the By-laws.

5. Please make similar revisions to Proposals 6 and 7 to reflect more exactly where in Exhibit E changes have been made to reflect how the changes specified by the proposals would appear in an amended charter. At present, Exhibit E does not distinguish between which proposed changes are the subject of Proposal 6 and which are the subject of Proposal 7.

Annex B | Two Year Summary Table

6. Please reconcile the disclosure in footnote # 1 that indicates forward contracts were executed on June 21, 2019 with the disclosure in the background section that indicates forward contracts were executed on June 22, 2019.

Exhibit B-2

7. Please reconsider the reference in this exhibit to "proposals set forth in full under 'Plans for the Special Meeting'". No such section exists in the request solicitation statement. Please revise or advise.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Andrew Langham, Esq.